SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.# 1)

LEE ENTERPRISES INC

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

523768109

(CUSIP Number)

Danielle Price Holland & Knight LLP 701 Brickell Avenue, Suite 3300 Miami, FL 33131 305-349-2259

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 1, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:      ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 523768109	Page 1 of 4 Pages
1	Name of Reporting Person Mason P. Slaine Revocable Trust	I.R.S. IDENTIFICATION No. (Entities Only) 02238 3942
2	Check the appropriate box if a member of a group	(a) ☐ (b) ☐
3	SEC use only
4	Source of Funds	PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Florida

Number OF Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	297,500
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	297,500

11	Aggregate Amount Beneficially Owned by each Reporting Person	297,500
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) (1)	4.98%
14	Type of Reporting Person	OO

(1) Based on information contained in the Annual Report on Form 10-Q filed with the SEC by the Issuer on August 4, 2022 that there are 5,977,315 shares of Common Stock outstanding as of July 31, 2022.

CUSIP No. 523768109	Page 2 of 4

1	Name of Reporting Person Mason P. Slaine
2	Check the appropriate box if a member of a group	(a) ☐ (b) ☐
3	SEC use only
4	Source of Funds	PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	USA

Number OF Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	297,500
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	297,500

11	Aggregate Amount Beneficially Owned by each Reporting Person	297,500
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) (1)	4.98%
14	Type of Reporting Person	IN

(1) Based on information contained in the Annual Report on Form 10-Q filed with the SEC by the Issuer on August 4, 2022 that there are 5,977,315 shares of Common Stock outstanding as of July 31, 2022.

CUSIP No. 523768109	Page 3 of 4

This Amendment No. 1 (this “Amendment”) amends certain Items of the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 23, 2022 (the “Schedule 13D”) by furnishing the information set forth below. This Amendment and the Schedule 13D relates to the Common Stock, $0.01 par value per share (the “Shares”) of Lee Enterprises, Inc., a Delaware corporation (the “Issuer”). Except as set forth below, all previous Items on the Schedule 13D are unchanged. Capitalized terms used but not defined herein shall have the meanings ascribed in the Schedule 13D and any amendments thereto.

Item 5. Interest in Securities of the Issuer.

(a)       Pursuant to the most recently filed Annual Report on Form 10-Q filed with the SEC by the Issuer on August 4, 2022, the Issuer had 5,977,315 Shares outstanding, The MPS Revocable Trust is the owner of 297,500 Shares or 4.98% of the total number of outstanding Shares. MPS, as the sole trustee of the MPS Revocable Trust, may be deemed the beneficial owner of 297,500 Shares held directly by the MPS Revocable Trust as record owner.

(b)       Each of the Reporting Persons has shared power to vote and dispose of 297,500 Shares reported on the Schedule 13D.

(c)       The transactions in the Issuer's Shares effected during the past 60 days includes broker sales set forth below:

On February 1, 2023, the Reporting Persons sold 1,550 Shares for $22.69.

Except as described in this Schedule 13D, there have been no other transactions in the Issuer's Shares effected by the Reporting Persons during the last 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the Shares beneficially owned by the Reporting Persons.

(e) As of February 1, 2023, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares..

CUSIP No. 523768109	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 2, 2023

Mason P. Slaine Revocable Trust

By:	/s/ Mason P. Slaine
Name:	Mason P. Slaine
Title:	Trustee

Mason P. Slaine

By:	/s/ Mason P. Slaine
Name:	Mason P. Slaine

Exhibits:

Exhibit A- Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Lee Enterprises Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Joint Filing Agreement to be executed on their behalf this 2nd day of February, 2023.

Mason P. Slaine Revocable Trust

By:	/s/ Mason P. Slaine
Name:	Mason P. Slaine
Title:	Trustee

Mason P. Slaine

By:	/s/ Mason P. Slaine
Name:	Mason P. Slaine